

Mail Stop 4561

September 18, 2009

Lon Gorman
Chief Executive Officer
NYFIX, Inc.
100 Wall Street
26th Floor
New York, NY 10005

> **Re:** **NYFIX, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 10, 2009**
> **File No. 001-02292**

Dear Mr. Gorman:

This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger Agreement, page 67

1.   We note your disclosure that the representations and warranties are qualified by "certain other disclosures that were made to the other party in connection with the negotiation of the merger agreement" and by "information in a confidential disclosure letter." Please note that disclaimers regarding the accuracy and completeness of disclosure are not sufficient when the company is aware of material contradictory information, and additional disclosure by the company is appropriate in such circumstances. Please revise to include a clear statement of your disclosure responsibilities with regard to material contradictory information. See Release 34-51283.

2.   We further note your statement regarding the possibility that the representations and warranties in the merger agreement may apply standards of materiality in a way different from what may be viewed as material to investors -- but you do not tell investors which, if any, different way. The intent and the effect of the language used is to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to file as an appendix to your proxy statement. Either specifically identify which representations and warranties are subject to this language or delete this language.

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As appropriate, please amend your filings and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at

(202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: (202) 663-6363
         Stephanie C. Evans, Esq.
         Wilmer Cutler Pickering Hale and Dorr LLP